UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, West Tower, Shun Tak Centre,

200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

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Unaudited Results of Operations

Furnished herewith on behalf of China Natural Resources, Inc. are the following:

(a)

Unaudited Financial Statements:

-

Condensed Consolidated Statements Of Operations And Comprehensive Income (Unaudited) For The Three and Six Months Ended June 30, 2011 and 2010

-

Condensed Consolidated Balance Sheets as of June 30, 2011 (Unaudited) and December 31, 2010

-

Condensed Consolidated Statements Of Cash Flows (Unaudited) For The Six Months Ended June 30, 2011 and 2010

-

Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The press release furnished herewith as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

99.1

Press Release dated December 21, 2011.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: December 21, 2011	By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2010	2011	2011	2010	2011	2011
	CNY	CNY	US$	CNY	CNY	US$

NET SALES	24,850	61,809	9,562	33,623	70,133	10,850
COST OF SALES	(15,729)	(39,885)	(6,170)	(21,727)	(46,083)	(7,129)
GROSS PROFIT	9,121	21,924	3,392	11,896	24,050	3,721

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSES, including share-based compensation expense of CNY13,008 (US$1,904) and nil for the six months ended June 30, 2010 and 2011, respectively, and CNY6,504 (US$952) and nil for the three months ended June 30, 2010 and 2011, respectively	(24,940)	(18,232)	(2,821)	(37,877)	(35,451)	(5,484)
OTHER OPERATING EXPENSES	(1,936)	—	—	(2,315)	—	—
OPERATING PROFIT (LOSS)	(17,755)	3,692	571	(28,296)	(11,401)	(1,763)
FINANCE COST	(436)	(6,561)	(1,015)	(436)	(11,831)	(1,830)
INTEREST INCOME	293	246	38	774	372	58
LOSS ATTRIBUTABLE TO INVESTMENTS IN UNCONSOLIDATED INVESTEES	(1,826)	—	—	(3,612)	—	—
GAIN ON DISPOSAL OF AN UNCONSOLIDATED INVESTEE	—	—	—	7,269	—	—
GAIN FROM BARGAIN PURCHASE OF A SUBSIDIARY	—	—	—	624,148	—	—
OTHER INCOME (EXPENSE), NET	(58)	19	3	44	(54)	(7)
PROFIT (LOSS) FROM BEFORE INCOME TAXES	(19,782)	(2,604)	(403)	599,891	(22,914)	(3,542)
INCOME TAXES (Note 7)	(2,155)	(4,446)	(688)	(3,600)	(5,825)	(901)
NET INCOME (LOSS)	(21,937)	(7,050)	(1,091)	596,291	(28,739)	(4,443)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments
Attributable to CHNR Shareholders	3,951	5,394	835	3,844	8,279	1,281
Attributable to non-controlling interests	—	—	—	—	—	—
COMPREHENSIVE INCOME (LOSS)	(17,986)	(1,656)	(256)	600,135	(20,460)	(3,162)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
CHNR Shareholders	(17,616)	(1,445)	(223)	600,726	(20,128)	(3,111)
Non-controlling interests	(370)	(211)	(33)	(591)	(332)	(51)
	(17,986)	(1,656)	(256)	600,135	(20,460)	(3,162)

NET INCOME (LOSS) ATTRIBUTABLE TO:
CHNR Shareholders	(21,567)	(6,839)	(1,058)	596,882	(28,407)	(4,392)
Non-controlling interests	(370)	(211)	(33)	(591)	(332)	(51)
	(21,937)	(7,050)	(1,091)	596,291	(28,739)	(4,443)

EARNINGS (LOSS) PER SHARE (Note 2):
Basic
Income (loss) per share	(0.96)	(0.30)	(0.05)	26.94	(1.25)	(0.19)

Diluted
Income (loss) per share	(0.96)	(0.30)	(0.05)	26.61	(1.25)	(0.19)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	22,468,471	22,748,141	22,748,141	22,158,775	22,748,141	22,748,141

Diluted	22,468,471	22,748,141	22,748,141	22,430,086	22,748,141	22,748,141

See notes to condensed consolidated financial statements

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2011 AND DECEMBER 31, 2010

(Amounts in thousands, except share data)

		December 31,	June 30,	June 30,
		2010	2011	2011
		CNY	CNY	US$
	Notes		(Unaudited)	(Unaudited)

CURRENT ASSETS
Cash		126,685	105,099	16,259
Restricted cash		—	21,000	3,249
Available-for-sale financial asset		—	7,000	1,083
Trade receivables		13,807	27,032	4,182
Bills receivable		2,200	6,000	928
Prepayment		7,791	26,334	4,074
Inventories	3	11,454	13,042	2,018
Deferred tax assets		439	140	22
Other receivables		14,538	17,561	2,717

TOTAL CURRENT ASSETS		176,914	223,208	34,532

DEFERRED TAX ASSETS		1,695	1,667	258

REHABILITATION FUND		20,402	28,023	4,335

PREPAYMENTS		15,825	84,579	13,085

PROPERTY AND EQUIPMENT, NET	4	1,823,992	1,915,642	296,360

TOTAL NON-CURRENT ASSETS		1,861,914	2,029,911	314,038

TOTAL ASSETS		2,038,828	2,253,119	348,570

CURRENT LIABILITIES
Mining rights payable – current		19,192	25,104	3,884
Short-term bank loan		100,000	120,000	18,565
Accounts payable		82,897	60,673	9,386
Bills payable		—	70,000	10,829
Advances from customers		1,306	7,273	1,125
Accrued liabilities		7,117	7,491	1,159
Income tax and other taxes payable		22,034	23,188	3,587
Other payables		46,880	51,395	7,953
Interest payable – current		4,253	3,886	601
Payables to related parties	5	44,782	95,836	14,826

TOTAL CURRENT LIABILITIES		328,461	464,846	71,915

Long-term bank loans		318,742	438,742	67,876
Mining rights payable – non-current		132,966	112,578	17,416
Interest payable – non-current		13,205	14,035	2,171
Long term payable to the Shareholder	5	404,093	375,255	58,054
Deferred tax liabilities		294,250	296,255	45,832
Asset retirement obligations		9,036	9,484	1,467

TOTAL NON-CURRENT LIABILITIES		1,172,292	1,246,349	192,816

TOTAL LIABILITIES		1,500,753	1,711,195	264,731

EQUITY
China Natural Resources, Inc. equity:
Common shares, no par:
Authorized – 200,000,000 shares;		—	—	—
Issued and outstanding – 22,723,416 shares and 23,098,416 at December 31, 2010 and June 30, 2011, respectively		312,081	312,081	48,281
Other equity	6	161,048	156,950	24,281
Other comprehensive loss		(20,902)	(12,623)	(1,953)

TOTAL CHINA NATURAL RESOURCES, INC. EQUITY		452,227	456,408	70,609
NON-CONTROLLING INTERESTS		85,848	85,516	13,230
		538,075	541,924	83,839

TOTAL LIABILITIES AND EQUITY		2,038,828	2,253,119	348,570

See notes to condensed consolidated financial statements.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(Amounts in thousands)

	Six months ended June 30,
	2010	2011	2011
	CNY	CNY	US$

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	45,518	(56,355)	(8,721)

INVESTING ACTIVITIES
Purchase of property and equipment	(93,651)	(222,895)	(34,483)
Purchase of available-for-sale financial asset	—	(7,000)	(1,083)
Net proceeds on disposal from a subsidiary	164,388	—	—
Net cash paid on acquisition of subsidiaries	(198,463)	(20,640)	(3,193)
Repayment from related parties	39,796	—	—

NET CASH USED IN INVESTING ACTIVITIES	(87,930)	(250,535)	(38,759)

FINANCING ACTIVITIES
Repayment of bank loans	—	(30,000)	(4,641)
Proceeds from bank loans	80,000	170,000	26,300
Proceeds from exercise of warrants	34,276	24,309	3,761
Proceeds from exercise of options	34,976	—	—
Repayment to an unrelated third-party	(99,239)	—	—
Repayment to related parties	(98,341)	—	—
Advances from related parties	—	121,054	18,727

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(48,328)	285,363	44,147

NET INCREASE (DECREASE) IN CASH	(90,740)	(21,527)	(3,333)

Effect of exchange rate changes on cash	(192)	(59)	(7)

CASH, AT BEGINNING OF PERIOD	186,582	126,685	19,599

CASH, AT END OF PERIOD	95,650	105,099	16,259

See notes to condensed consolidated financial statements.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share and per tonne data)

1.

BASIS OF PRESENTATION

Management has prepared the accompanying unaudited condensed consolidated financial statements for the three-month and six-month periods ended June 30, 2011, and these operating results are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

The condensed consolidated balance sheets at December 31, 2010 has been derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2010.

The consolidated financial statements include the accounts of China Natural Resources, Inc. and those subsidiaries in which the Company has direct and indirect controlling interest (collectively referred to as the “Company”). The Company’s subsidiaries as of December 31, 2010, are as described in the Company’s Form 20-F for the year ended December 31, 2010.

As of June 30, 2011, the Company has a working capital deficiency of CNY241,638 (US$37,383).  As of June 30, 2011, Feishang Group Limited, the Company’s controlling shareholder (the “Shareholder”) has confirmed to the Company continuous financial support to the Company. The Company is undertaking renewal negotiations with the banks in due course and has, at this stage, not sought any written commitment that the loan facilities will be renewed. However, the Company has held discussion with its bankers about its future borrowing needs and no matters have been drawn to its attention to suggest that renewal may not be forthcoming on acceptable terms. Subsequent to June 30, 2011, the Company has secured additional bank loans amounting to CNY140,000 (US$21,659) for the purpose of mine improvement projects and working capital. The Company’s internal forecasts and projections, taking account of reasonably possible changes in operating performance as well as capital expenditure, additional borrowing capacity, continuous Shareholder’s support and availability of bank facilities, show that the Company should be able to operate within the level of its current capacity.

In view of these, the Company expects it will have sufficient liquidity to finance its operations for the next twelve months. Therefore, the unaudited interim consolidated financial information has been prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

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For the convenience of readers, amounts in Renminbi, the Chinese currency (“CNY”), have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = CNY6.4639 as quoted by Bloomberg Finance L.P. as of June 30, 2011, except as disclosed otherwise. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

2.

EARNINGS (LOSS) PER SHARE

Basic earnings per share amounts are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share assumes the conversion, exercise or issuance of all potential common stock instruments, such as options or warrants, unless the effect is to reduce a loss or increase earnings per share and is calculated using the treasury stock method. With respect to outstanding warrants, the weighted average number of shares of 373,772 and 441,869 shares for the three-month and six-month periods ended June 30, 2011 were not included in the dilutive calculation for those respective periods, as the effect would be anti-dilutive.

3.

INVENTORIES

	December 31, 2010	June 30, 2011	June 30, 2011
	CNY	CNY	US$

Raw materials	9,532	6,645	1,028
Finished goods	1,922	6,397	990

	11,454	13,042	2,018

4.

PROPERTY AND EQUIPMENT, NET

	December 31, 2010	June 30, 2011	June 30, 2011
	CNY	CNY	US$
At cost:
Mine development and mining rights	1,546,605	1,615,354	249,904
Machinery and equipment	30,890	40,351	6,243
Motor vehicles	10,817	11,222	1,736
Construction in progress	274,335	309,841	47,934
	1,862,647	1,976,768	305,817
Accumulated depreciation, depletion and amortization	(38,655)	(61,126)	(9,457)
	1,823,992	1,915,642	296,360

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5.

RELATED PARTY BALANCES AND TRANSACTIONS

(a)

On July 1, 2008, the Company and Anka Consultants Limited (“Anka”), a private Hong Kong company that is owned by certain directors of the Company, renewed their office sharing agreement with the Company. The agreement provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka. The amount paid by the Company to Anka for the three months and six months ended June 30, 2011 was CNY204 (US$32) and CNY408 (US$63) respectively (2010: CNY271 (US$42) and CNY543 (US$84), respectively).

(b)

Receivables/ payables with related parties

The Company’s payables with related parties are unsecured, non-interest bearing and, will not be repayable until the Company is in a position to make the repayment. The payables are summarized as follows:

	December 31, 2010	June 30, 2011	June 30, 2011
	CNY	CNY	US$
Payables to related parties:
Wuhu Feishang Non-Metal Material Co. Ltd. (“WFNM”)	304	2,144	332
Feishang Enterprise Group Limited (“Feishang Enterprise”)	44,478	93,692	14,494
	44,782	95,836	14,826
Long-term payable to the Shareholder:
Feishang Group Limited	404,093	375,255	58,054
	404,093	375,255	58,054

(c)

Guarantees of bank loans provided by related parties

On February 2, 2009, Guizhou Yongfu Mining Co. Limited (“Guizhou Yongfu”) received a CNY200,000 (US$30,941) long-term loan from the Chongqing Branch of China Minsheng Banking Corp. Ltd. to fund construction and development of the Yongsheng Mine in Guizhou Province, in the PRC. Guizhou Yongfu owns the mining right to the Yongsheng Mine. The loan is to be paid in annual installments of principal commencing in 2013 and terminating in 2017. The loan bears interest, payable quarterly, at a floating rate equal to 30% above the over-five-year base lending rate stipulated by The People’s Bank of China (currently 7.05% per annum, resulting in a current annual interest rate of 9.165% per annum). The loan is secured by the mining permit of Guizhou Yongfu and is guaranteed by Pingxiang Iron & Steel Co. Ltd. (“Pingxiang Iron”), a related company controlled by Mr. Li Feilie, who is also an executive officer, director and the principal beneficial owner of the Company. Guizhou Yongfu drew down CNY118,742 (US$18,370) up to December 31, 2010, and an additional CNY70,000 (US$10,829) on March 15, 2011. The remaining balance of the loan facility can be drawn down as needed in accordance with the construction plan for the mine.

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On January 12, 2010, Guizhou Yongfu received and drew down in full a CNY50,000 (US$7,735) long-term bank loan from Bank of China Corp. Ltd., to be repaid in installments over five years commencing in 2012. The purpose of the loan is to finance the construction of the Yongsheng Mine. The loan bears a floating annual interest rate of the over-five-year base lending rate stipulated by The People’s Bank of China (currently 7.05% per annum). The loan is secured by the mining permit of Guizhou Yongfu and is guaranteed by Pingxiang Iron.

On June 8, 2010 and June 18, 2010, Guizhou Puxin Energy Co. Ltd. (“Guizhou Puxin”) received and drew down in full CNY10,000 (US$1,547) and CNY 20,000 (US$3,094)  short-term bank loans from Shanghai Pudong Development Bank Co., Ltd. to finance the working capital of Guizhou Puxin. The loans are both guaranteed by Wuhu Port Co., Ltd. (“Wuhu Port”), a related company. The loans bear the same floating annual interest rate equal to 20% above the then one-year base lending rate stipulated by The People’s Bank of China (currently 6.56% per annum, resulting in a current annual interest rate of 7.872% per annum).  The loans were repaid on June 8, 2011 and June 15, 2011, respectively.

On August 24, 2010, Guizhou Puxin received a CNY150,000 (US$23,206) long-term bank loan from the Chongqing Branch of China Minsheng Banking Corp., Ltd. to finance the acquisitions of the Company’s subsidiaries, namely Jinsha Baiping Mining Co. Ltd. (“Baiping Mining”), Guizhou Nayong Dayuan Coal Mining Co. Ltd. (“Dayuan Coal”), Nayong Gouchang Coal Mining Co. Ltd. (“Gouchang Coal”), Liuzhi Linjiaao Coal Mining Co. Ltd. (“Linjiaao Coal”), and Liuzhi Xinsong Coal Mining Co. Ltd. (“Xinsong Coal”). The loan is to be repaid in two installments, i.e., CNY50,000 (US$7,735) and CNY100,000 (US$15,471), on December 31, 2012 and August 11, 2013, respectively. Guizhou Puxin fully drew down the loan by September 2010. The loan bears interest, payable quarterly at a floating rate of 30% above the three-year base lending rate stipulated by The People’s Bank of China (currently 6.65% per annum, resulting in a current annual interest rate of 8.645% per annum). The loan is guaranteed by Mr. Li Feilie. The loan is also guaranteed by Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, Xinsong Coal, Guizhou Yongfu, and Wuhu Port. In addition, the loan is collateralized by a pledge of the outstanding capital stock of Baiping Mining, Dayuan Coal, Gouchang Coal, Linjiaao Coal, and Xinsong Coal.

On December 14, 2010, Guizhou Puxin received a CNY70,000 (US$10,829) short-term bank loan from China Minsheng Banking Corp., Ltd.  The purpose of the loan is to finance the working capital of Guizhou Puxin.  The loan bears interest, payable quarterly at a floating rate equal to 20% above one-year base lending rate stipulated by The People’s Bank of China (currently 6.56% per annum, resulting in a current annual interest rate of 7.872% per annum).  The loan is guaranteed by Wuhu Port and Wuhu City Feishang Industrial Development Company Limited (“WFID”), both related companies. Guizhou Puxin fully drew down the loan in December 2010. The loan was repaid on December 13, 2011, however, Guizhou Puxin believes that the bank will renew the loan.

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On February 1, 2011, Guizhou Puxin received a CNY20,000 (US$3,094) short-term bank loan from China Merchants Bank Corp. Ltd., to be repaid on January 31, 2012. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a floating annual interest rate equal to 20% above the one-year base lending rate stipulated by The People’s Bank of China (currently 6.56% per annum, resulting in a current annual interest rate of 7.872% per annum).  The loan is guaranteed by WFID. Guizhou Puxin fully drew down the loan in February 2011.

On February 25, 2011, Guizhou Puxin received a CNY30,000 (US$4,641) short-term bank loan from China Merchants Bank Corp. Ltd., to be repaid on February 24, 2012. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a floating annual interest rate equal to 20% above the one-year base lending rate stipulated by The People’s Bank of China (currently 6.56% per annum, resulting in a current annual interest rate of 7.872% per annum).  The loan is guaranteed by WFID. Guizhou Puxin fully drew down the loan in February 2011.

On April 12, 2011, Guizhou Puxin received a CNY70,000 (US$10,829) short-term (six-month) banker’s acceptance facility from Bank of Chongqing. The facility allows Guizhou Puxin to provide payment assurance to parties, as needed. The facility is secured by a CNY21,000 (US$3,249) bank deposit and is guaranteed by WFID.  The facility bears a commission of 0.05% on the face amount of banker’s acceptance issued. The facility was repaid on October 12, 2011.

On May 5, 2011, Xinsong Coal received a CNY50,000 (US$7,735) long-term bank loan from the Chongqing Branch of China Minsheng Banking Corp. Ltd., to be repaid in installments over three years commencing in 2013.  The purpose of the loan is to finance the improvement project of the coal mine.  The loan bears a floating annual interest rate equal to 30% above the three-year base lending rate stipulated by The People’s Bank of China from time to time (currently 6.65% per annum, resulting in a current annual interest rate of 8.645% per annum). The loan is secured by mining permit of Xinsong coal mine and is guaranteed by WFID. Xinsong Coal fully drew down the loan in May 2011.

Wuhu Hengchang, Pingxiang Iron, Wuhu Port, WFID, WFNM, Feishang Enterprise, and Feishang Group Limited, are controlled by Mr. Li Feilie.

11 / 20

6.

OTHER EQUITY

Included in other equity was additional paid-in capital as follow:

	December 31, 2010	June 30, 2011	June 30, 2011
	CNY	CNY	US$

Exercise of warrants	138,231	162,540	25,146
Exercise of options	141,157	141,157	21,838
Share based compensation	117,046	117,046	18,107

	396,434	420,743	65,091

On June 15, 2011, a warrant holder exercised warrants to purchase 150,000 common shares and paid the Company the exercise price of CNY9,739 (US$1,500 at the historical exchange rate of US$1.00 = CNY6.4926). On June 20, 2011, a warrant holder exercised warrants to purchase 225,000 common shares and paid the Company the exercise price of CNY14,570 (US$2,250 at the historical exchange rate of US$1.00 = CNY6.475).

7.

INCOME TAXES

All PRC subsidiaries of the Company are subject to income tax rate of 25% except Baiping Mining, Gouchang Coal, Linjiaao Coal, Xinsong Coal and Dayuan Coal, subsidiaries of Guizhou Puxin. These operating subsidiaries are currently paying income tax at a rate of CNY9.50 to CNY32 (US$1.47 to US$4.95) per tonne of sales or of 7.5% of sales amount as required by respective local tax bureau.

8.

SUBSEQUENT EVENTS

On July 1, 2011, Guizhou Puxin received and fully drew down a CNY50,000 (US$7,735) short-term bank loan from Shanghai Pudong Development Bank Co., Ltd., to be repaid on July 1, 2012. The purpose of the loan is to finance the working capital of Guizhou Puxin. The loan bears a floating annual interest rate equal to 50% above the one-year base lending rate stipulated by The People’s Bank of China (currently 6.56% per annum, resulting in an annual interest rate of 9.84% per annum). The loan is guaranteed by Wuhu Port.

On August 23, 2011, Linjiaao Coal received a CNY90,000 (US$13,923) long-term bank loan from Bank of Chongqing to be repaid in installments over three years commencing in 2013. The loan bears a floating interest rate equal to five-year base lending rate stipulated by The People’s Bank of China (currently 6.9% per annum). In addition, Linjiaao paid Bank of Chongqing CNY14,370 (US$2,223) as a consulting fee for arranging the loan. The loan is guaranteed by Mr. Li Feilie and WFID. At the end of September 2011, loan proceeds amounting to CNY81,560 had been drawn down.

12 / 20

In August 2011, warrants to purchase 1,812,500 common shares were exercised by the warrant holders, and the Company received gross proceeds of US$18,125.

On October 18, 2011, Guizhou Puxin received a CNY60,000 (US$9,282) short-term (six-month) banker’s acceptance facility, and on October 26, 2011, Guizhou Puxin received a CNY10,000 (US$1,547) short-term (six-month) banker’s acceptance facility from Bank of Chongqing. The facilities allow Guizhou Puxin to provide payment assurance to parties, as needed. The facilities are secured by a CNY21,000 (US$3,249) bank deposit and are guaranteed by WFID.  The facility bears a commission of 0.05% on the face amount of banker’s acceptance issued.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion includes statements that constitute “forward-looking statements” within the meaning of Federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in the People’s Republic of China; uncertainties associated with metal and coal price volatility; uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward-looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward-looking statements will be achieved or accomplished.

SALES AND GROSS PROFIT

Sales for the six months ended June 30, 2011 totaled CNY70.13 million (US$10.85 million), an 108.59% increase over the same period of 2010. The increase was mainly comprised of (i) the new anthracite trading amounting to CNY24.22 million (US$3.75 million) during the period; (ii) an approximately 58% higher production volume of anthracite during the six months’ period this year, compared to only three months of anthracite mining operations during the period ended June 30, 2010; and (iii) an increase in the average selling price per tonne of iron concentrates from CNY928 (US$144) in the first half of 2010 to CNY1,250 (US$193) for the same period of 2011, as well as approximately 14% rise in sales volume of iron concentrates, partly offset by the decrease in sales volume of zinc concentrates.

Sales for the second quarter of 2011 totaled CNY61.81 million (US$9.56 million), an 148.73% rise over the same period last year. This increase was mainly attributable to (i) the anthracite trading; and (ii) an approximately 298% increase in the sales volume of iron concentrates, partly offset by the decrease in sales volume of zinc concentrates.

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The overall gross profit margin slightly decreased from 35.38% for the six months ended June 30, 2010 to 34.29% for the same period of 2011. This decrease is mainly caused by the relatively low 19.55% gross profit margin from anthracite trading business, partly offset by the rise in the average selling price of iron concentrates by metal segment.

The slight drop in gross profit margin for the second quarter of 2011, from 36.70% to 35.47%, was caused by the same factors.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses decreased by CNY2.43 million (US$0.38 million) or 6.40% to CNY35.45 million (US$5.48 million) for the six months ended June 30, 2011 from CNY37.88 million (US$5.86 million) for the same period of 2010. The slight decrease was mainly due to the decrease of share-based compensation amounting to CNY13.01 million (US$2.01 million), partly offset by increase in salary, entertainment, travelling expense and office expense attributable to newly acquired Wealthy Year amounting to CNY11.00 million (US$1.70 million).

Selling, general and administrative expenses decreased by CNY6.71 million (US$1.04 million) or 26.90% to CNY18.23 million (US$2.82 million) for the second quarter of 2011 from CNY24.94 million (US$3.86 million) for the same quarter of 2010. The decrease was mainly due to the decrease of share-based compensation amounting to CNY6.50 million (US$1.01 million).

FINANCE COST

Finance cost increased to CNY6.56 million (US$1.02 million) and CNY11.83 million (US$1.83 million) for the three and six months ended June 30, 2011, respectively, from CNY0.44 million (US$0.07 million) and CNY0.44 million (US$0.07 million) for the same periods in 2010. This increase was mainly caused by the (i) the rise in base lending rate as stipulated by the People’s Bank of China, from 5.31% as of June 30, 2010 to 6.31% as of June 30, 2011 for a one-year loan; and (ii) the increase in bank borrowing for the three and six months ended June 30, 2011, as compared to the same period of 2010.

INTEREST INCOME

Interest income decreased by CNY0.40 million (US$0.06 million) or 51.81% to CNY0.37 million (US$0.06 million) for the six months ended June 30, 2011 from CNY0.77 million (US$0.12 million) for the same period in 2010. This decreased was caused by the drop in average bank balance. The same factor contributed to the decrease of interest income for the second quarter of 2011 by CNY0.04 million (US$0.01 million) or 16.04%, to CNY0.25 million (US$0.04 million) from CNY0.29 million (US$0.05 million) for the same quarter in 2010.

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GAIN FROM BARGAIN PURCHASE OF A SUBSIDIARY

Gain from bargain purchase of a subsidiary of CNY624.15 million (US$96.56 million) in 2010 was derived from the acquisition of Guizhou Puxin and its subsidiaries other than Guizhou Yongfu and Bijie Feishang in March 2010. The difference between the fair value recognized by the Shareholder (from whom we acquired the entities) of CNY774.15 million (US$119.77 million) and the purchase price paid to unrelated third parties by the Shareholder of CNY150 million (US$23.21 million) was recognized as gain from bargain purchase of a subsidiary in 2010.  This gain did not recur in 2011.

INCOME TAXES

Management believes that the Company is not subject to US taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

All PRC subsidiaries of the Company are subject to income tax at a rate of 25% except Baiping Mining, Gouchang Coal, Linjiaao Coal, Xinsong Coal and Dayuan Coal, of Guizhou Puxin. The operating subsidiaries are currently paying income tax at a rate of CNY9.50 to CNY32 (US$1.47 to US$4.95) per tonne of sales, or 7.5% of sales, as required by the respective local tax bureau.

NET INCOME (LOSS) ATTRIBUTABLE TO CHNR SHAREHOLDERS

The net income (loss) attributable to CHNR shareholders dropped by CNY625.29 million (US$96.73 million) from a net income of CNY596.88 million (US$92.34 million) for the six months ended June 30, 2010 to a net loss of CNY28.41 million (US$4.39 million) for the six months ended June 30, 2011. The decrease was mainly caused by (i) a bargain purchase gain amounting to CNY624.15 million (US$91.43 million at the historical exchange rate of US$1.00=CNY6.8262) on the acquisition of Guizhou Puxin in 2010, which did not recur in 2011; (ii) the CNY7.27 million (US$1.12 million) gain on the disposal of Guangdong Longchuan Jinshi Mining Development Co. Limited in February 2010, which did not recur in 2011; (iii) the increase in interest expense of short-term bank loan amounting to CNY11.40 million (US$1.76 million) in 2011; and (iv) the increase in salary, entertainment, travelling expense and office expense attributable to newly acquired Wealthy Year amounting to CNY11.00 million (US$1.70 million) in March 2010, partly offset by (i) the decrease of share-based compensation amounting to CNY13.01 million (US$2.01 million); (ii) the gross profit increase of metal segment and coal segment amounting to CNY4.99 million (US$0.77 million) and CNY7.16 million (US$1.11 million) respectively, attributable to the increase in the average selling price of iron concentrates and the sales volume increase of coal anthracite trading business.

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The net loss attributable to CHNR shareholders decreased by CNY14.73 million (US$2.28 million) from CNY21.57 million (US$3.34 million) for the three months ended June 30, 2010 to CNY6.84 million (US$1.06 million) for the three months ended June 30, 2011. The decrease in loss was mainly attributable to  (i) the increase in gross profit of coal segment and metal segment amounting to CNY12.80 million (US$1.98 million); (ii) the decrease of share-based compensation amounting to CNY6.50 million (US$1.01 million), partly offset by the increase in interest expense of the coal segment amounting to CNY5.28 million (US$0.82 million).

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company has financed its working capital requirements primarily through internally generated cash and bank borrowings.

Net cash used for operating activities for the six months ended June 30, 2011 was approximately CNY56.36 million (US$8.72 million), as compared to net cash from operating activities of CNY45.52 million (US$7.04 million) for the corresponding period in 2010. The decrease in net cash inflow was mainly due to the operating loss of and the increase in trade receivable and prepayment of the coal business.

The following summarizes the Company’s financial condition and liquidity at the dates indicated:

	December 31, 2010	June 30, 2011
	CNY	CNY
(Unaudited)

Current ratio	0.54x	0.48x
Working capital	(151,547,000)	(241,638,000)
Ratio of interest-bearing debt to total shareholders’ equity	1.06x	1.29x

Net cash used in investing activities for the six months ended June 30, 2011 was CNY250.54 million (US$38.76 million), as compared with CNY87.93 million (US$13.60 million) in the corresponding period of 2010. This consisted of (i) payment for the acquisition of property and equipment amounting to CNY222.90 million (US$34.48 million); (ii) partial payment on the acquisition of Wealthy Year and subsidiaries amounting to CNY20.64 million (US$3.19 million); and (iii) payment for financial instruments amounting to CNY7 million (US$1.08 million).

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Net cash provided in financing activities for the six months ended June 30, 2011 was CNY285.36 million (US$44.15 million), as compared with CNY48.33 million (US$7.48 million) net cash used in the corresponding period of 2010. This was primarily attributable to (i) the receipt of CNY24.31 million (US$1.50 million at the historical exchange rate of US$1.00=CNY6.4926 and US$2.25 million at the historical exchange rate of US$1.00=CNY6.4750) on the exercise of warrants; and (ii) the loan proceeds of CNY170 million (US$26.30 million) comprised of: CNY70 million (US$10.82 million) by Guizhou Yongfu on long-term bank loan drawdown; CNY50 million (US$7.74 million) by Xinsong Coal on long-term bank loan drawdown; and CNY50 million (US$7.74 million) by Guizhou Puxin on short-term bank loan drawdown, and (iii) a net advances of CNY121.05 million (US$18.73 million) from affiliates, partly offset by bank loan repayment of CNY30 million (US$4.64 million) of Guizhou Puxin.

Capital commitments in respect of coal mine development and others as at June 30, 2011 amounted to CNY106.25 million (US$16.44 million).

As of June 30, 2011, the Company has a working capital deficiency of CNY241.64 million (US$37.38 million).  The Shareholder has confirmed to the Company continuous financial support to the Company. The Company is undertaking renewal negotiations with the banks in due course and has, at this stage, not sought any written commitment that the loan facilities will be renewed. However, the Company has held discussion with its bankers about its future borrowing needs and no matters have been drawn to its attention to suggest that renewal may not be forthcoming on acceptable terms. Subsequent to June 30, 2011, the Company has secured additional bank loans amounting to CNY140 million (US$21.66 million) for the purpose of mine improvement projects and working capital. The Company’s internal forecasts and projections, taking account of reasonably possible changes in operating performance as well as capital expenditure, additional borrowing capacity, continuous Shareholder’s support and availability of bank facilities, show that the Company should be able to operate within the level of its current capacity.

Except as disclosed above, there have been no significant changes in financial condition and liquidity for the period ended June 30, 2011.  The Company believes that internally generated funds and/ or equity/ debt financing will be sufficient to satisfy its anticipated working capital needs for at least the next twelve months.

In the event that our operating plans change due to changes in our strategic plans, lower-than-expected revenues, unanticipated expenses, increased competition, unfavorable economic conditions or other unforeseen circumstances, including the continued turmoil and tightening of the credit markets, and further weakening of consumer confidence and spending, our liquidity may be negatively impacted. If so, we could be required to adjust our expenditures for the remainder of 2011 and for 2012 to conserve working capital, or raise additional capital, possibly including debt or equity financing, to fund operations and our growth strategy.

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OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated December 21, 2011

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